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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VOYA FINANCIAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ORANGE WAY, C2N
(No. and Street)

WINDSOR	CT	06095
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTIN HULTGREN — 860-580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD NW, SUITE 1000	ATLANTA	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KRISTIN HULTGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VOYA FINANCIAL PARTNERS, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

My Commission Expires 10/31/2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Voya Financial Partners, LLC
Financial Statements and Supplemental Information
Year ended December 31, 2020

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr.
Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Voya Financial Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Voya Financial Partners, LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2001.

Ernst & Young LLP
Atlanta, GA
February 26, 2021

Voya Financial Partners, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	42,019,581
Receivables from affiliates		37,475,464
Prepaid expenses		239,407
Other receivables, net of allowance of $91,079		115,312
Total assets	$	79,849,764
Liabilities and Member's equity		
Liabilities:		
Payables to affiliates	$	4,373,019
Accrued expenses and other liabilities		39,826
Commissions payable		18,305,911
Total liabilities		22,718,756
Contingencies (Note 7)		
Member's equity		57,131,008
Total liabilities and member's equity	$	79,849,764

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Income
Year ended December 31, 2020

Revenues:		
Commissions	$	250,778,218
Fee income		152,351,386
Interest income		67,052
Total revenues		403,196,656
Expenses:		
Commissions		253,204,747
Salaries and employee benefits		3,081,600
Operating expenses		69,045,843
Licenses and fees		355,059
Total expenses		325,687,249
Net income	$	77,509,407

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2020

		Total Member's Equity
Balance at January 1	$	54,621,601
Net income		77,509,407
Dividend paid to Member		(75,000,000)
Balance at December 31	$	57,131,008

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Cash Flows
Year ended December 31, 2020

Cash flows from operating activities		
Net income	$	77,509,407
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts payable to/receivable from affiliates		(1,404,028)
Increase in other receivables		(46,541)
Decrease in prepaid expenses		28,150
Increase in commissions payable		1,538,335
Decrease in accrued expenses and other liabilities		(8,908)
Net cash provided by operating activities		77,616,415
Cash flows from financing activities		
Dividends paid to Member		(75,000,000)
Net cash used in financing activities		(75,000,000)
Net increase in cash		2,616,415
Cash at the beginning of the year		39,403,166
Cash at end of the year	$	42,019,581

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Partners, LLC (the "Company") is a single member limited liability company of which Voya Retirement Insurance and Annuity Company ("VRIAC" or "Parent" or "Member") is the sole member. VRIAC is a wholly-owned subsidiary of Voya Holdings Inc. and ultimately of Voya Financial, Inc.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisers Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer. The Company acts as the wholesale distributor and/or underwriter of mutual fund based products and variable annuity products .

The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Other Receivables

Other receivables are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue and Expense Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Commissions
Commissions represent revenue earned by the Company in its role as wholesale distributor of mutual fund based products and variable annuity products. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Fee Income
The Company enters into agreements with managed accounts or other investment vehicles (funds) to distribute shares through variable annuity products. Fee arrangements are based on a percentage applied to assets under management. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Revenue is disaggregated by type of service in the following table:

	Year Ended December 31, 2020
Service Line	
Commissions	$ 250,778,218
Fee Income	152,351,386
Total revenue from contracts with customers	$ 403,129,604

Receivables of $32,174,397 are included in Receivables from affiliates on the Statement of Financial Condition as of December 31, 2020.

Commission expenses, which reflect compensation to agents/brokers for products sold, salaries and employee benefits, operating expenses and licenses and fees, are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Pronouncements

Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") which:

- Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments,
- Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts,
- Modifies the impairment model for available-for-sale debt securities, and
- Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.

In addition the FASB issued various amendments during 2018, 2019, and 2020 to clarify the provisions of ASU 2016-13. The Company adopted the provisions of ASU 2016-13 on January 1, 2020 using the modified retrospective approach. The adoption did not have a material impact on the Company's financial condition, statement of income, or cash flows.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2020. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2018 through 2020, Voya Financial, Inc. participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2018. For the periods ended December 31, 2019 and December 31, 2020, the IRS has determined that Voya Financial, Inc. would be in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS does not intend to conduct any review or provide any letters of assurance for the tax year.

4. Related-Party Transactions

The Company acts as distributor and underwriter of products issued by certain affiliates of the Company. For the year ended December 31, 2020, the Company earned revenue of $250,778,218 and $98,478,454 included in Commissions and Fee income, respectively, on the Statement of Income through its related party agreements. As of December 31, 2020, commission payable to Voya Financial Advisors, Inc., an affiliate of the Company, of $4,373,019 is included in Payables to affiliates on the Statement of Financial Condition.

Operating expenses of the Company are incurred pursuant to agreements with affiliates. During the year ended December 31, 2020, the Company reported expenses of $3,081,600, $69,045,843, and $355,059 which is included in Salaries and employee benefits, Operating expenses and Licenses and fees, respectively, on the Statement of Income.

Receivables and payables with VRIAC and its affiliates are settled in cash on a regular basis.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Dividends

For the year ended December 31, 2020, the Company paid dividends of $75,000,000 to VRIAC.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (both 401(k), pension and deferred compensation) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2020 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement. Employee benefit plan expenses incurred by the Company included in the Statement of Income as salaries and employee benefits expenses were $185,676 for the year ended December 31, 2020.

7. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2020, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2020, the Company had net capital of $19,300,825 which was $17,786,241 in excess of its required net capital of $1,514,584. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 1.2.

9. Risks and Uncertainties

The Company has not been materially impacted by the global outbreak of COVID-19. The extent to which COVID-19 could potentially impact the Company's business operations will depend on future developments, which are highly uncertain and cannot be predicted including the scope and duration of the pandemic, macroeconomic conditions, and actions taken by the governmental authorities in response to the pandemic.

Supplemental Information

Voya Financial Partners, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2020

Schedule I

Net Capital			
Total Member's equity		$	57,131,008
Non-allowable assets and deductions and charges:			
Non-allowable assets:			
Receivables from affiliates	37,475,464		
Prepaid expenses	239,407		
Other receivables, net of allowance of $91,079	115,312		
Total non-allowable assets and deductions and charges		$	37,830,183
Net capital		$	19,300,825
Aggregate indebtedness		$	22,718,756
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or 100,000)		$	1,514,584
Excess net capital		$	17,786,241
Ratio of aggregate indebtedness to net capital			1.2

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2020 filed on January 27, 2021.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(i) of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(i) of that Rule.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Voya Financial Partners, LLC

We have reviewed management's statements, included in the accompanying Voya Financial Partners, LLC's Exemption Report, in which (1) Voya Financial Partners, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young
Atlanta, GA
February 26, 2021